February 7, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Carmen Moncada-Terry

Re:	Bravo! Foods International Corp.
Registration Statement on Form Sb-2
Filed December 21, 2005
File No. 333-130535

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed March 22, 2005
File No. 0-25039

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated January 20, 2006 relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Bravo! Foods International Corp. (“Bravo” or the "Company") and the Form 10-KSB for the Fiscal year ended December 31, 2004. Attached hereto as Exhibits “A” and “B” please find the material changes to relevant section of the Form 10-KSB and Form SB-2, respectively. On behalf of the Company, we respond as set forth below. As the comments are limited in number and scope, we would greatly appreciate your immediate attention to this matter as the Company is attempting to go effective prior to its financial statements becoming stale this Friday, February 10, 2006.

Plan of Distribution, page 41

1.	We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response

We have examined the Plan of Distribution within he context of the guidance offered in Telephone Interpretation A.65. The Plan of Distribution sets forth specific allowed activities after the effective date of the registration statement, and does not purport to address the activity of selling shareholders prior to that event. Since we believe that Telephone Interpretation A.65 limits its comments to pre-effective date activities, we do not believe that it is applicable to the Plan of Distribution set forth in our SB-2 registration statement.

Selling Stockholders, page 44

2.
Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. While we note that some of those persons have been identified in the footnotes to the table, you must ensure that all such persons are identified. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response

As requested, we have made the appropriate changes to the footnotes of the Selling Shareholders table. Please note we are still attempting to obtain this information from one shareholder. Prior to filing the amended Form SB-2 with the SEC, we will incorporate this information.

3.
Identify as underwriters all selling stockholders who are registered broker-dealers, unless such selling stockholders received the securities in compensation for investment banking services. Also, identify as underwriters all selling stockholders who are affiliates of registered broker-dealers, unless you can confirm that such selling stockholders purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response

We have revised the selling stockholder table accordingly.

Form 10-KSB for the Fiscal Year Ended December 31. 2004 General

4.
Please submit with your next response draft amendments to your Form 10-KSB, and subsequent interim reports on Form 10-QSB, showing all accounting and disclosure revisions that are necessary to comply with comments issued during this review.

Response

Attached please find draft changes to the Form 10-KSB. Upon finalizing these changes, the Company will make all corresponding changes to the subsequent interim reports on Form 10-QSBs.

Management’s Discussion and Analysis, page 13

Critical Accounting Policies page 14

Revenue Recognition, page 15

5.
We note your response to comments 4 and 5 in our letter dated December 1, 2005, where you have provided us with your analysis of the terms of your arrangements, using the criteria set forth in EITF 99-10, to support your presentation of domestic sales on a gross and net basis in 2004 and 2003, respectively; and your presentation of international sales on a net basis for both years. To ensure readers clearly understand the unique aspects of your revenue reporting, please include within your revenue recognition policy discussion a more detailed description of the factors supporting both your gross and net revenue presentation. In addition, please address within your discussion the conditions under which you and your third party processors are functioning as agents for each other.

Response

We have made the appropriate changes to our revenue recognition policy discussion. Please see pages 15, 16, F-10 and F-11 of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter. We also made the corresponding changes to the Form SB-2.

6.
In your response to comment 5 in our letter dated December 1, 2005, you state that there was a mistake in the way you described how ingredients suppliers are paid, which factors into the manner by which revenue and cost of goods sold is recognized for international “kit” sales. Please revise your discussion to clarify that you are responsible for paying the ingredients supplier and remove language suggesting the dairy processors had made these payments, consistent with your response.

Response

We have made the appropriate changes to our revenue recognition policy discussion. Please see page 16 (last blacklined paragraph) of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter. We also made the corresponding changes to the Form SB-2.

Financial Statements

Consolidated Balance Sheet, page F-3

7.
In your response to comment 2 in our letter dated December 1, 2005, you state that you defer costs incurred for artwork, packaging design and materials for your single serve flavored milks. These costs appear to represent development costs as defined in paragraph 8b of SFAS 2, which should ordinarily be expensed as incurred; although the costs of materials utilized in research and development may be capitalized until utilized, provided there are alternative future uses, as described in paragraph 11a of SFAS 2. Please revise your financial statements as indicated, or explain to us in further detail why you believe no revision is necessary, citing the specific accounting literature and describing any additional facts that support your position. In addition, please comply with the disclosure requirements outlined in paragraph 13 of SFAS 2.

Response

The Company has revisited the accounting for the deferred costs based on your comments in the letter dated January 20, 2006. It agrees that these are development costs as defined in paragraph 8b of Statement of Financial Accounting Standards No. 2 and they should be expensed as incurred.

However, based on the amount of deferred costs and the impact of expensing these deferred costs in the period in which they were incurred, the Company believes that a restatement of the financial statements and filing of an amended Form 10-KSB for 2004 is not necessary.

In the Company’s Consolidated Balance Sheets for the Fiscal Year Ended December 31, 2004 and 2003, it recorded deferred product development costs of $ $162,169 and $41,711, respectively. The impact of expensing the deferred costs in proper period would be a charge to retained earnings of $41,711 as of January 1, 2004 and a charge to the statement of operations of $120,458 for 2004. The charge of $120,458 represents 3.17% of our $3,799,926 net loss for 2004, which the Company deems is not material.

The Company plans to expense the total deferred costs of $162,169 in 2005 to correct this error. It does not believe that the expensing of these costs in 2005 will have a material impact on its 2005 statement of operations based on the Company’s net loss for the nine months ending September 30, 2005 of approximately $7.4 million. This treatment is in accordance with SAB Topic 5F.

In 2005 and on an ongoing basis, the Company will expense such costs as incurred.

8.
In your response to comments 1 and 2 in our letter dated December 1, 2005, you refer to the costs incurred to obtain licenses when discussing the components of the Deferred product development costs line item. Please tell us why you have not included these costs in the License rights, net line item on your balance sheets.

Response

In the Company’s Statement of Cash Flow, the Company combines License rights, Trademarks and Deferred production development costs to reflect their total cash impact on our business in the “Deferred product and development costs” line. In its balance sheet, however, the Company segregates and lists each of these items as separate components of long-term assets.

9.
In your response to comment 1 in our letter dated December 1, 2005, you state that Prepaid expenses increased due to payments made for slotting fees and costs incurred in connection with financing. With respect to slotting fees, please disclose how you recognize the fees into income and how you characterize these fees on the income statement. In addition, please explain to us why you have classified deferred financing costs as a current asset.

Response

The Company pays slotting fees to certain food stores for the rights to sell our products in those stores. The Company amortizes our slotting costs over one year. It treats the appropriate amortized slotting fee for the current period as contra revenue against gross revenues for that period. The Company records the balance of the amortized slotting fee not used in the current period as prepaid expenses. As the Company applies the amortized slotting fee as contra revenue for a current period, it reduces the reported gross revenue by an amount equal to the reduction in prepaid expenses.

The Company records as deferred financing costs certain associated expenses related to convertible debts that had a life of less than one year. The Company accordingly record the deferred finance costs in the current assets section.

10.
We have read your response to comment 3 in our letter dated December 1, 2005, regarding the redemption and conversion features associated with your preferred stock, and believe that you should comply with the requirements outlined in paragraph 8 of SFAS 129, including disclosure of the redemption features for each series of preferred stock. In addition, you should revise your balance sheets to indicate that your Series B preferred shares are not redeemable, as explained in your response. Finally, we understand from your response that the Series F convertible preferred shares are redeemable at the option of the holder. Please submit the analysis that you performed, considering the guidance in FRC Section 211 and SAB Topic 3:C, in determining the shares are appropriately classified as permanent equity.

Response

The appropriate disclosure of the features for each series of convertible preferred in question. These disclosures are in Note 6 to the financial statements. Please see pages F-15 to F-22 of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter. The corresponding changes have been made to the Form SB-2 Registration Statement.

The appropriate revisions to the balance sheets concerning the redemption features of the preferred, where appropriate. Please note that the Company’s Series B, H, J and K Convertible Preferred are redeemable by the Company at its option. The earlier comment in response to your comment 3 of your letter dated December 1, 2005 concerning the Series B, referenced the fact that the holder of Series B does not have the ability to compel redemption. Please see page F-5 of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter.

With respect to the classification of the Company’s Series F convertible preferred, the Company believes that its balance sheet presentation of these securities as permanent equity is appropriate, for the following reasons:

•
First, we have examined Regulations, Commission releases and staff accounting bulletins, including Rule 5-02 of Regulation S-X, Financial Reporting Codification Section 211 and SAB Topic 3C, which describe the accounting and reporting requirements applicable to mandatory redeemable convertible preferred stock. Based on the foregoing, we have noted that redeemable preferred stock should be presented as a liability or asset only if the convertible preferred stock is redeemable (1) at the option of the holder, or (2) at a fixed date at a fixed price, or (3) upon the occurrence of conditions for redemption, which are not solely within the control of the issuer.

•
Second, our Series F convertible preferred is not redeemable “at a fixed date at a fixed price”, nor is it redeemable solely “at the option of the holder”. As we noted in our response to comment 3 of your letter dated December 1, 2005, the mandatory redemption feature of the Series F is qualified by the Series F holders’ ability to compel redemption only “if the Company is in default of the material terms of the Series F operative documents….”

•
Third, while the classification of events of default “which are not solely within the control of the issuer” is expansive, “conditions for redemption” referenced in Rule 5-02.28(a)(3) are to be determined by the agreement of the parties. That is, no Rule, Regulation, Commission release or staff accounting bulletin mandates the presence or content of such conditions as a feature of preferred stock.

•	Fourth, in a March 2001 agreement with the Company, all of the Series F holders waived their rights to compel redemption with respect to any event of default that is not within our control.

Accordingly, however broad the interpretative scope of “conditions for redemption which are not solely within the control of the issuer” may be, they do not apply to the Company’s Series F convertible preferred stock.

Note 1 — Organization Businesses and Going Concern Uncertainty, page F-9 Revenue

Recognition, page F-10

11.
Please expand your note disclosure to clarify that you have recognized revenue from sales in the United States on a gross basis in 2004 while in previous periods you recognized domestic sales on a net basis, consistent with your response to prior comment four. Include in your disclosure the reasons for this change in accounting.

Response

The Company has made the appropriate changes to its revenue recognition disclosure. Please see pages F-10 and F-11 of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter. The changes are blacklined.

Note 4 — Default of Note Payable to International Paper, page F14

12.
In your response to comment 6 in our letter dated December 1, 2005 you state that you have not had contact with International Paper since 2000. Although the lender has not acknowledged the outstanding amount due for a number of years, it does not appear that you have been legally released from the obligation. Therefore, it appears you would need to continue to recognize interest expense under the terms of the original promissory note in order to comply with the requirements set forth in paragraph 16 of SFAS 140.

Response

The Company has made the appropriate changes to recognize interest expense under the terms of the original promissory note to International Paper. Please see page F-15 of the amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 that accompanies this cover letter.

Note 6 — Capital Deficit, page F-15

13.
We note you periodically issue convertible debt, convertible preferred stock and warrants to finance your operations. We further note certain notes and warrants carry registration rights. SFAS 133 and E1TF 00.49 contain guidance regarding the classification and measurement of warrants and instruments with embedded conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for such instruments. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at http://www.sec.gov/divisions/corpfin/acctdis 120105.pdf.

Response

With respect to the classification of the Company’s financing instruments, it believes that its accounting of these securities is appropriate, for the following reasons:

•
First, the Company has examined the guidance offered by, inter alia, SFAS 133, EITF 00-19, Classification and Measurement of Warrants and Embedded Conversion Features found in, Section II.B “Current Accounting and Disclosure Issues” and the guidance literature referenced therein. Based on the foregoing, and for the purposes of this analysis, we note that, while the embedded conversion features of the Company’s convertible preferred, convertible notes and warrants associated therewith, meet the initial criteria for classification as derivative instruments, bifurcation under paragraph 12 (c) of SFAS 133 is not appropriate.

•
Second, the Company notes that the conversion features of our financial instruments qualify for the scope exception to the application of SFAS 133 found in paragraph 11(a) of SFAS 133, as contracts that are indexed to our stock and appropriately classified in stockholders’ equity in our financial statements. In addition, as noted above with respect to paragraph 12 (c) of SFAS 133, a separate instrument with the same terms as our financial instruments would not be a derivative instrument subject to SFAS 133.

•
Third, the Company notes that, in the determination of whether a conversion feature meets the SFAS 133 paragraph 11(a) exception, that feature must be analyzed under the guidance of paragraph 4 of EITF 00-19 (see Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2 at top of page 32), as discussed and clarified in EITF 05-02. Under this guidance, the threshold issue to be considered is whether the “host” instrument containing the conversion feature is a “conventional convertible instrument” for the purposes of the application of SFAS 133 requirements.

•
Fourth, in EITF 05-02, the Task Force reached consensus that the “conventional convertible instrument” exception referenced in both paragraph 11(a) of SFAS 133 and paragraph 4 of EITF 00-19 should be retained (paragraph 7, Issue 1), and that instruments that provide an option to convert into a fixed number of shares should be considered “conventional”, notwithstanding the contingency of time or specified event on the ability to convert (paragraph 8, Issue 2).

•	Fifth, as noted in the above referenced Classification and Measurement of Warrants and Embedded Conversion Features, Section II.B 2:

If the instrument is a conventional instrument, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133 and not be bifurcated from the host instrument.

•
Sixth, the conversion features of our Series A, H, J and K convertible preferred, as well as the warrants associated therewith, satisfy the conversion feature characteristics referenced in paragraph 8 of EITF 05-02 (Issue 2) as conventional convertible instruments, for the following reasons (i) each series holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares; (ii) the conversion features do not include the ability of the holder to compel redemption owing to the occurrence or non occurrence of a contingency, (iii) failure of the issuer to perform as to matters within its control may result in a net cash settlement, as opposed to the asset/liability classification found in paragraph 8 of EITF 00-19 for events outside of the control of the issuer; (iv) settlement alternatives, as noted in the preceding item, have the same economic value; (v) the contracts do not prohibit settlement in unregistered shares and provisions are made for the issuance of unregistered shares; (vi) the contracts do not provide for a discount for the delivery of unregistered shares; (vii) there are no provisions in the event of non-registration that would result in significant liquidated damages; and (viii) finally, there are no contingencies outside of the control of the issuer that may result in a settlement that is of economically disproportionate value.

Based on the foregoing, the Company believes that it has appropriately classified as and accounted for our Series A, H, J and K convertible preferred, as well as the warrants associated therewith, as equity.

•
Seventh, while the scope exception of paragraph 11(a) of SFAS 133 does not apply to an option to convert into a variable number of shares, owing to the lack of a “conventional convertible instrument”, an analysis of paragraphs 12 - 32 of EITF 00-19 results in the conclusion that our Series D, F and I convertible preferred are appropriately presented as equity, for the following reasons:(1) (¶14) settlement in unregistered shares: the contract does not preclude settlement in unregistered shares and the consequences of any events not controlled by us have been waived by the holders; (¶15) not applicable; (¶16) the contract does not discount settlement in unregistered shares and the consequences of any events not controlled by us have been waived by the holders; (¶17) the consequences of any events not controlled by us have been waived by the holders(2); (¶18) not applicable: (¶19) sufficiency of authorized and unissued shares available for settlement: while shareholder approval to increase authorized shares is not controlled by the company, the consequences of any events not controlled by us have been waived by the holders(2); (¶20) while net share settlement may be precluded owing to an indeterminate number of shares to be delivered, the consequences of any events not controlled by us have been waived by the holders(2); (¶21) while the maximum number of shares required for settlement is not known with a fixed certainty, the consequences of any events not controlled by us have been waived by the holders(2); (¶22) not applicable; (¶23) not applicable; (¶24) since the consequences of any events not controlled by us have been waived by the holders(2), the consequences of non-capped shares required for delivery and the reclassification of our contracts post June 30, 2001 are not applicable; (¶25) no cash payments in the event the issuer fails to make timely filings with the SEC: while cash payments are allowed in our contracts, the consequences of any events not controlled by us have been waived by the holders(2); (¶26) not applicable; (¶27 & ¶28) net cash only in specific circumstances in which holders of common shares also would receive cash in exchange for their shares: not applicable; (¶29 to ¶31) contract does not contain provisions ranking holders higher than common shareholders: there is no precise standard set for this issue, which depends upon changing state and federal bankruptcy laws; our opinion is consistent with that of the Task Force that, notwithstanding the contract, we would not be required to cash settle the contracts in question; (¶32) no requirement in the contract to post collateral: we have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 125% of the stated value of the Series D and F preferred stock sought to be converted; we believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract.

_____________________
(1) References are to the conditions for equity accounting listed in paragraphs 14 through 32 of EITF 00-19; the general topic headings for each group of paragraphs are in italics.

(2) Waiver with respect to any event of default that is not within our control is applicable only to Series D and F Convertible Preferred; our Series I Convertible Preferred limits redemption for events of default only to those within our control.

Based on the foregoing, the Company believes that it has appropriately classified as and accounted for our Series D, F and I convertible preferred, as well as the warrants associated therewith, as equity.

With respect to the Company’s preferred, there are three additional comments:

•
First, with respect to the conditions described in ¶19 through ¶21 of EITF 00-19, the holders of the Company’s preferred are prohibited from converting preferred to common where their resultant ownership of the Company’s common stock would exceed 9.99% of its issued and outstanding shares. As a mathematical certainty, therefore, the number of common underlying the Series F and I preferred, which are convertible at 75% of the trading price of the Company’s shares, is always finite.

•
Second, as of December 31, 2004, all of the common shares underlying the Series F and I preferred were freely tradable under the provisions of Rule 144k. Accordingly, the fact that a registration statement may or may not have existed for these underlying shares is not relevant.

•
Third, as of December 31, 2004, all Series D were converted and settled in the conventional fashion. As of June 23, 2005, all Series F and I were converted and settled in the conventional fashion. All of these convertible preferred were converted and common issued within our fully diluted authorized share availability.

With respect to the Company’s convertible notes, it record these instruments as liabilities in its financial statements, on a net basis less the value attributable to the beneficial conversion features of the notes and of the warrants associated with these notes, if applicable.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-398-1494.

Very truly yours,

/s/ Stephen Fleming

Stephen Fleming